

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2014

Via E-mail
Matthew M. Klein
Chief Financial Officer
Exelis MSCO Inc.
655 Space Center Drive
Colorado Springs, CO 80915

> **Re: Exelis MSCO Inc.**
> **Form 10-12B**
> **Filed March 10, 2014**
> **File No. 001-36341**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

General

1. We note that you intend to file by amendment certain exhibits, including the company's organizational documents and the material agreements related to the spinoff. We may have comments on these exhibits after they are filed. In addition, please tell us whether you intend to file these exhibits in final form prior to the effectiveness of the registration statement. In this regard, we note that with few exceptions, these exhibits have been listed in the "Form of."

Exhibits

2. We note your disclosure on page 16 of the Information Statement that the Kuwait Base Operations and Security Support Services (K-BOSSS) contract for Camp

Arifjan, Kuwait, the Operations, Maintenance and Defense of Army Communications in Southwest Asia and Central Asia (OMDAC-SWACA) contract, the Logistics Civilian Augmentation Program (LOGCAP) contract and the Kuwait based Army Prepositioned Stocks-5 (APS-5 Kuwait) contract each accounted for more than 10% of your revenue, and collectively 67% of revenue, for the year ended December 31, 2013. Please tell us what consideration you have given to filing these agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Exhibit 99.1 Information Statement

Questions and Answers About the Spin-Off, page 4

General

3. Please consider adding a question & answer section regarding the executive officers and directors of MSCO following the spin-off.

Can Exelis decide to cancel the distribution of the MSCO common shares even if all the conditions have been met?, page 5

4. Please disclose what notification, if any, you will provide stockholders should the board of directors of Exelis waive a material condition or amend, modify or abandon the spin-off.

5. Please revise to briefly state here, with more detail later in your document, any known potential circumstances under which the distribution would be abandoned.

How will fractional shares be treated in the spin-off?, page 6

6. Please tell us whether the transfer agent is an affiliate of the company or Exelis. Please also confirm that the transfer agent will, in its sole discretion (that is, without influence by the company or Exelis), determine when, how, and through which broker-dealer to make its sales of fractional shares.

Risk Factors, page 16

Risk Factors Relating to Our Business, page 16

We are dependent on the U.S. government's presence and operations in Afghanistan for a material portion of our revenue, and the withdrawal of military personnel or suspension or removal of funding for security and training activities in the region by the U.S. government would have an adverse effect on our revenue prospects, page 16

7. We note your disclosure that approximately 34% of your 2013 revenue was from services sold to the U.S. government for contracts based in Afghanistan. We also note your disclosure on page 59 that programs with contract activity in Afghanistan experienced declines of $112 million. Please consider expanding risk factor to quantify the percentage loss of revenues for 2013 attributed to contracts in Afghanistan versus prior years so that shareholders can have a better understanding of the magnitude of the risk.

8. We note your disclosure on page 69 that you intended to broaden your customer base and expand your geographic footprint to help mitigate a reduction in revenue associated with decreased funding for programs in Afghanistan and decrease your dependence on the U.S. Army and Overseas Contingency Operations (OCO) funding. Please consider including a risk factor to address if you are unable to expand your customer base and geographic footprint.

Risk Factors Relating to the Spin-Off, page 27

9. Please disclose risks relating to the replacement of services in the event of termination of the Transition Services Agreement.

The Spin-Off, page 36

Manner of Effecting the Spin-Off, page 37

Distribution of Shares of Our Common Stock, page 38

10. Please disclose how you calculated and determined the distribution amount.

U.S. Federal Income Tax Consequences of the Spin-Off, page 38

11. Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spin-off distribution, and whether the Board has any current intention to waive the tax opinion as a condition to the spin-off.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

12. We note your description of your transition services agreement and risk factors regarding becoming a stand-alone company. Please revise your MD&A to provide information about the potential variability of your earnings and cash flows after becoming a stand-alone company.

Discussion of Financial Results, page 59

13. While the discussion of results of operations discusses intermediate effects of certain trends and events on your operations, the analysis generally does not discuss the reasons underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example:

- Your discussions of significant changes in cost of revenue and operating income for both year-to-year comparisons cite operating efficiencies as a primary reason for improvements. Please discuss the specific nature of the operational efficiencies in each period discussed, how they affected reported results and any expected impact on future operations.

- Your discussion also cites favorable non-recurring contract modifications. Please discuss these contract modifications, including the underlying reasons for the modifications, their impact on operations, the expected impact on future operations, and an analysis of any uncertainty regarding the modifications and their expected impact.

- Please quantify the impact of multiple factors identified in your discussion, so an investor can understand the relative importance of the factors and to enhance understanding of the future impact.

These examples are not meant to be a comprehensive list and are merely representative of issues noted throughout your discussion. Please revise to expand the discussion of results of operations to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Critical Accounting Policies, Estimates and Judgments, page 63

14. Your discussion of revenue recognition on page 64 duplicates the footnote disclosure. Please revise this section to provide analysis of your revenue recognition policies and the significant underlying estimates that supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements and provides greater insight into the quality and variability of information regarding financial condition and operating performance. For example:

- Your four largest contracts provided 67% of your revenue in 2013. For these significant contracts, please disclose when the contracts began and the current contract end dates, along with relevant information on expected option years.
- It appears $38 million of operating income in 2013 resulted from a change in estimates underlying your percentage-of-completion accounting on long-term

contracts. As this represents 29% of operating income for the period, please provide a discussion of the underlying reasons for the significant changes in estimates, including quantified information where available and useful for an investor's understanding of contract performance, the impact on operations, and the potential impact on future operations.

- Please provide disclosure and analysis to clarify the significance and impact of claims and unapproved change orders.

- Please quantify the portion of revenue recognized under the percentage-of-completion method and other methods, as well as revenue earned from fixed price, T&M, and cost reimbursable contracts.

Please refer to SEC Release 33-8350 for additional guidance.

Management, page 78

Our Board of Directors, page 80

15. Please expand the discussion of your directors to describe the specific experience, qualifications, attributes or skills that led to the conclusions that each person named should serve as a director. Refer to Item 401(e) of Regulation S-K.

16. Please clarify the extent to which, if any, Founders' Grants and Transaction Success Fees were considered in setting each of the other elements of compensation you will pay. In addition, please clarify what additional responsibilities and duties were assumed by NEOs in connection with their one-time awards.

Change of Control Arrangements, page 125

Potential Post-Employment Compensation, page 127

17. We note that the total compensation for Termination Not for Cause or With Good Reason After Change of Control with respect to Mr. Hunzeker is listed as $0. Please advise or revise the table to reflect the total amount of compensation Mr. Hunzeker would receive in the event of Termination Not for Cause or With Good Reason After Change of Control.

Transition Services Agreement, page 132

18. Please expand your disclosure to discuss all the material terms of the Transition Services agreement, including the specific services you expect to receive from Exelis, summary of payment terms, early termination provision, and any other material terms of this agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patricia Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Terence O'Brien for

Pamela Long
Assistant Director

cc: Arjun Koshal
    Simpson Thacher & Bartlett LLP